UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES

EXCHANGE ACT OF 1934

HealthSouth Corporation

(Name of Subject Company (Issuer))

HealthSouth Corporation

(Name of Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

421924

(CUSIP Number of Class of Securities)

Stephen Leasure

3660 Grandview Parkway, Suite 200

Birmingham, Alabama

(205) 970-4878

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Mark F. McElreath

Alston & Bird LLP

90 Park Avenue

New York, New York 10016

(212) 210-9595

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$350,000,000	$47,740.00

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated assuming that an aggregate of $350 million of the Common Stock, par value $0.01 per share (the “Common Stock”) of HealthSouth Corporation (the “Company”) will be purchased pursuant to the Offer. The final purchase price per share of Common Stock will be determined as described in the Company’s Offer to Purchase, dated February 20, 2013. As of February 12, 2013 there were 95,488,898 shares of Common Stock outstanding.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by ..0001364.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory statement

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed with the Securities and Exchange Commission (the “SEC”) by HealthSouth Corporation, a Delaware corporation, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with our offer to purchase for cash (the “Offer”) an aggregate of up to $350 million worth of shares of our outstanding Common Stock (the “Common Stock”) upon the terms and subject to the conditions set forth in our Offer to Purchase, dated February 20, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), each of which is attached as an exhibit to this Schedule TO. The Offer will expire at 12:00 midnight, New York City time, at the end of Tuesday, March 19, 2013, unless the Offer is extended or earlier terminated by the Company (as may be extended by the Company, the “Expiration Date”). As used in this Schedule TO, the terms “we,” “us,” “our,” and the “Company” refer to HealthSouth Corporation and its consolidated subsidiaries, unless otherwise stated or indicated by context.

We are offering to purchase Common Stock in the Offer up to an aggregate purchase price of $350 million. Upon the terms and subject to the conditions of the Offer, we will determine a single price per share of Common Stock that we will pay for shares of Common Stock properly tendered and not properly withdrawn from the Offer, taking into account the total number of shares of Common Stock properly tendered and not properly withdrawn and the prices specified by tendering stockholders. We will select the lowest purchase price, not greater than $25.50 per share nor less than $22.50 per share, that will allow us to purchase that number of shares of Common Stock having an aggregate purchase price of $350 million, or a lower amount depending on the number of shares of Common Stock properly tendered and not properly withdrawn (such purchase price, the “Final Purchase Price”). All shares of Common Stock acquired in the Offer will be acquired at the Final Purchase Price, including those shares tendered at a price lower than the Final Purchase Price. Only shares properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, we may not purchase all of the shares of Common Stock tendered at or below the Final Purchase Price if, based on the Final Purchase Price, shares having an aggregate purchase price in excess of $350 million are properly tendered and not properly withdrawn.

•

At the maximum Final Purchase Price of $25.50 per share, we could purchase 13,725,490 shares of Common Stock if the Offer is fully subscribed, which would represent approximately 14.4% of the issued and outstanding shares of Common Stock as of February 12, 2013.

•

At the minimum Final Purchase Price of $22.50 per share, we could purchase 15,555,555 shares of Common Stock if the Offer is fully subscribed, which would represent approximately 16.3% of the issued and outstanding shares of Common Stock as of February 12, 2013.

•

If, based on the Final Purchase Price, shares of Common Stock having an aggregate purchase price of less than $350 million are properly tendered and not properly withdrawn, we will buy all such shares of Common Stock properly tendered and not properly withdrawn.

We will announce the preliminary results of the Offer, including price and preliminary information about any expected proration, on the business day following the Expiration Date. We do not expect, however, to announce the final results of any proration or the Final Purchase Price and begin paying for tendered Common Stock until at least three business days after the Expiration Date.

Information set forth in the Offer to Purchase is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1. Summary term sheet.

The information set forth in the Offer to Purchase in the section entitled “Summary terms of the Offer” is incorporated herein by reference.

Item 2. Subject company information.

(a) Name and Address. The issuer is HealthSouth Corporation, a Delaware corporation. The mailing address of our principal executive office is 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243. Our telephone number at that address is (205) 967-7116.

(b) Securities. The subject securities are our Common Stock. As of February 12, 2013, there were 95,488,898 shares of Common Stock outstanding.

(c) Trading Market and Price. The information set forth in the Offer to Purchase in the section entitled “The Offer—Market and recent prices for the Common Stock” is incorporated herein by reference.

Item 3. Identity and background of filing person.

(a) Name and Address. The filing person and issuer is HealthSouth Corporation, a Delaware corporation. The mailing address of our principal executive office is 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243. Our telephone number at that address is (205) 967-7116. As required by General Instruction C to Schedule TO, the table below names all of the directors and executive officers of the Company. No single person or group of persons controls the Company. The business address and telephone number of each director and executive officer is: c/o HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, telephone number (205) 967-7116.

Name	Position

John W. Chidsey	Director; Member of Audit Committee (Chairman)

Donald L. Correll	Director; Member of Audit Committee and Finance Committee (Chairman)

Yvonne M. Curl	Director; Member of Compensation Committee and Compliance/Quality of Care Committee (Chairman)

Charles M. Elson	Director; Member of Finance Committee and Nominating/Corporate Governance Committee

Jay Grinney	Director; President and Chief Executive Officer

Jon F. Hanson	Director; Chairman of the Board of Directors; Member of Audit Committee, Finance Committee and Nominating/Corporate Governance Committee

Joan E. Herman	Director

Leo I. Higdon, Jr.	Director; Member of Compensation Committee and Compliance/Quality of Care Committee

Leslye G. Katz	Director

John E. Maupin, Jr.	Director; Member of Nominating/Corporate Governance Committee (Chairman) and Compliance/Quality of Care Committee

L. Edward Shaw, Jr.	Director; Member of Compensation Committee (Chairman)

Douglas E. Coltharp	Executive Vice President and Chief Financial Officer

Mark J. Tarr	Executive Vice President and Chief Operating Officer

Name	Position

John P. Whittington	Executive Vice President, General Counsel and Secretary

Dexanne B. Clohan, M.D.	Chief Medical Officer

Edmund M. Fay	Senior Vice President and Treasurer

Andrew L. Price	Chief Accounting Officer

Cheryl B. Levy	Chief Human Resources Officer

Item 4. Terms of the transaction.

(a) Material Terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

• “Summary terms of the offer;”

• “The Offer—Common Stock; price;”

• “The Offer—Procedures for tendering the Common Stock;”

• “The Offer—Withdrawal rights;”

• “The Offer—Purchase of the Common Stock; payment of Final Purchase Price;”

• “The Offer—Conditions of the Offer;”

• “The Offer—Market and recent prices for the Common Stock;”

• “The Offer—Source and amount of funds;”

• “The Offer—Extension of the Offer; termination; amendment;”

• “Purposes, effects and plans—Material differences in the rights of Common Stock holders as a result of the Offer;”

• “Purposes, effects and plans—Accounting treatment of repurchases of the Common Stock in the Offer;” and

• “Purposes, effects and plans—Material United States federal income tax consequences.”

(b) Purchases. The information set forth in the Offer to Purchase in the section entitled “The Offer—Security ownership” is incorporated herein by reference.

Item 5. Past contacts, transactions, negotiations and agreements.

The information set forth in the Offer to Purchase in the sections entitled “The Offer—Persons employed in connection with the Offer,” “The Offer—Security ownership” and “Purposes, effects and plans—Material differences in the rights of Common Stock holders as a result of the Offer” is incorporated herein by reference.

Item 6. Purposes of the transaction and plans or proposals.

(a) The information set forth in the Offer to Purchase in the section entitled “Purposes, effects and plans—Purposes of the Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase in the section entitled “Purposes, effects and plans—Treatment of shares accepted” is incorporated herein by reference.

(c)(1)-(2) Not Applicable.

(c)(3) In addition to the purchase of Common Stock pursuant to the Offer, to the extent permitted by applicable law (including Rules 14e-5 and 13e-4 under the Exchange Act), we reserve the right to issue shares of our Common Stock or debt securities and to utilize a portion of our available cash balances to purchase, redeem or otherwise retire shares of our Common Stock or debt securities from time to time.

(c)(4)-(10)  Not Applicable.

Item 7. Source and amount of funds or other consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and amount of funds” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and amount of funds” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and amount of funds” is incorporated herein by reference.

Item 8. Interest in the securities of the subject company.

(a) Security Ownership. The information set forth in the Offer to Purchase in the section entitled “The Offer—Security ownership” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase in the section entitled “The Offer—Security ownership” is incorporated herein by reference.

Item 9. Persons/assets, retained, employed, compensated or used.

(a) The information set forth in the Offer to Purchase in the sections entitled “The Offer—Persons employed in connection with the Offer” and “The Offer—No recommendation” is incorporated herein by reference.

Item 10. Financial statements.

(a) Not applicable.

(b) Not applicable.

Item 11. Additional information.

(a) Not Applicable.

(b) The information contained in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

The following are attached as exhibits to this Schedule TO:

(a)(1)(i)	Offer to Purchase, dated February 20, 2013.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Voluntary Offering Instructions.*

(a)(1)(iv)	Form of Notice of Withdrawal.*

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Letter to Clients.*

(a)(5)(i)	Press Release, dated February 18, 2013.*

(a)(5)(ii)	Press Release, dated February 20, 2013.*

(a)(5)(iii)	Summary Advertisement, dated February 20, 2013.*

(b)(1)	Second Amended and Restated Credit Agreement, dated May 10, 2011, among HealthSouth Corporation, Barclays Bank PLC, as administrative agent and collateral agent, Citigroup Global Markets Inc., as syndication agent, Bank of America, N.A., Goldman Sachs Lending Partners LLC, and Morgan Stanley & Co., as co-documentation agents, and various other lenders from time to time (incorporated by reference to Exhibit 10.2 to HealthSouth’s Quarterly Report on Form 10-Q filed on August 4, 2011).

(b)(2)	Third Amended and Restated Credit Agreement, dated August 10, 2012, among HealthSouth Corporation, Barclays Bank PLC, as administrative agent and collateral agent, Citigroup Global Markets Inc., as syndication agent, Bank of America, N.A., Goldman Sachs Lending Partners LLC, and Morgan Stanley Senior Funding, Inc., as co-documentation agents, and various other lenders from time to time (incorporated by reference to Exhibit 10.1 to HealthSouth’s Quarterly Report on Form 10-Q filed on October 26, 2012).

(b)(3)	Amended and Restated Collateral and Guarantee Agreement, dated as of October 26, 2010, among HealthSouth Corporation, its subsidiaries identified therein, and Barclays Bank PLC, as collateral agent (incorporated by reference to Exhibit 10.3 to HealthSouth’s Current Report on Form 8-K/A filed on November 23, 2010).

(d)(1)	Restated Certificate of Incorporation of HealthSouth Corporation, as filed in the Office of the Secretary of State of the State of Delaware on May 21, 1998 (incorporated by reference to HealthSouth’s Annual Report on Form 10-K filed with the SEC on June 27, 2005).

(d)(2)	HealthSouth Corporation Amended and Restated 2004 Director Incentive Plan (incorporated by reference to HealthSouth’s Annual Report on Form 10-K filed with the SEC on March 29, 2006).

(d)(3)	Form of Restricted Stock Unit Agreement (Amended and Restated 2004 Director Incentive Plan) (incorporated by reference to HealthSouth’s Annual Report on Form 10-K filed with the SEC on March 29, 2006).

(d)(4)	HealthSouth Corporation Amended and Restated Change in Control Benefits Plan (incorporated by reference to Exhibit 10.11 to HealthSouth’s Annual Report on Form 10-K filed on February 24, 2009).

(d)(5)	HealthSouth Corporation 1995 Stock Option Plan, as amended (incorporated by reference to HealthSouth’s Annual Report on Form 10-K filed with the SEC on June 27, 2005).

(d)(6)	Form of Non-Qualified Stock Option Agreement (1995 Stock Option Plan) (incorporated by reference to HealthSouth’s Annual Report on Form 10-K filed with the SEC on June 27, 2005).

(d)(7)	Description of HealthSouth Corporation Senior Management Compensation Recoupment Policy (incorporated by reference to Item 5, “Other Matters,” in HealthSouth’s Quarterly Report on Form 10-Q filed on November 4, 2009).

(d)(8)	Description of HealthSouth Corporation Senior Management Bonus and Long-Term Incentive Plans (incorporated by reference to the section captioned “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation” in HealthSouth’s Definitive Proxy Statement on Schedule 14A filed on April 2, 2012).

(d)(9)	HealthSouth Corporation Nonqualified 401(k) Plan (incorporated by reference to Exhibit 10.11 to HealthSouth’s Annual Report on Form 10-K filed on February 24, 2011).

(d)(10)	HealthSouth Corporation Third Amended and Restated Executive Severance Plan (incorporated by reference to Exhibit 10.1 to HealthSouth’s Current Report on Form 8-K filed on December 9, 2011).

(d)(11)	Letter of Understanding, dated as of December 2, 2010, between HealthSouth Corporation and Jay Grinney (incorporated by reference to Exhibit 10.1 to HealthSouth’s Current Report on Form 8-K filed on December 3, 2010).

(d)(12)	HealthSouth Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10 to HealthSouth’s Current Report on Form 8-K, filed on November 21, 2005).

(d)(13)	Form of Non-Qualified Stock Option Agreement (2005 Equity Incentive Plan) (incorporated by reference to HealthSouth’s Annual Report on Form 10-K filed with the SEC on March 29, 2006).

(d)(14)	Form of Key Executive Incentive Award Agreement (incorporated by reference to HealthSouth’s Annual Report on Form 10-K filed with the SEC on March 29, 2006).

(d)(15)	HealthSouth Corporation Amended and Restated 2008 Equity Incentive Plan (incorporated by reference to Exhibit 4(d) to HealthSouth’s Registration Statement on Form S-8 filed on August 2, 2011).

(d)(16)	Form of Non-Qualified Stock Option Agreement (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.2 to HealthSouth’s Annual Report on Form 10-K filed on February 24, 2009).

(d)(17)	Form of Restricted Stock Agreement (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.3 to HealthSouth’s Annual Report on Form 10-K filed on February 24, 2009).

(d)(18)	Form of Performance Share Unit Award (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.4 to HealthSouth’s Annual Report on Form 10-K filed on February 24, 2009).

(d)(19)	Form of Non-Qualified Stock Option Agreement (Amended and Restated 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.1.2 to HealthSouth’s Quarterly Report on Form 10-Q filed on August 4, 2011).

(d)(20)	Form of Restricted Stock Agreement (Amended and Restated 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.1.3 to HealthSouth’s Quarterly Report on Form 10-Q filed on August 4, 2011).

(d)(21)	Form of Performance Share Unit Award (Amended and Restated 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.1.4 to HealthSouth’s Quarterly Report on Form 10-Q filed on August 4, 2011).

(d)(22)	Form of Restricted Stock Unit Award (Amended and Restated 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.1.5 to HealthSouth’s Quarterly Report on Form 10-Q filed on August 4, 2011).

(d)(23)	HealthSouth Corporation Directors’ Deferred Stock Investment Plan (incorporated by reference to Exhibit 10.15 to HealthSouth’s Annual Report on Form 10-K filed on February 19, 2013).

(d)(24)	Written description of the annual compensation arrangement for non-employee directors of HealthSouth Corporation (incorporated by reference to the section captioned “Corporate Governance and Board Structure – Compensation of Directors” in HealthSouth’s Definitive Proxy Statement on Schedule 14A, filed on April 2, 2012).

(d)(25)	Form of Indemnity Agreement entered into between HealthSouth Corporation and the directors of HealthSouth (incorporated by reference to HealthSouth’s Annual Report on Form 10-K filed with the SEC on June 27, 2005).

(g)	Not applicable.

(h)	Not applicable.

* Filed herewith

Item 13. Information required by Schedule 13E-3.

(a) Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTHSOUTH CORPORATION

By:	/s/ Douglas E. Coltharp
	Name:	Douglas E. Coltharp
	Title:	Executive Vice President and Chief Financial Officer

Date: February 20, 2013

Exhibit index

(a)(1)(i)	Offer to Purchase, dated February 20, 2013.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Voluntary Offering Instructions.

(a)(1)(iv)	Form of Notice of Withdrawal.

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Letter to Clients.

(a)(5)(i)	Press Release, dated February 18, 2013.

(a)(5)(ii)	Press Release, dated February 20, 2013.

(a)(5)(iii)	Summary Advertisement, dated February 20, 2013.